06003127

SE(...)MMISSION

RECEIVED FEB 2 8 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 192

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1. 2005 (MM/DD/YY) AND ENDING DECEMBER 31. 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Cavanaugh Investment Brokers Inc. (aka) HAMILTON CAVANAUGH & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

661 N. BROADWAY
(No. and Street)

N. WHITE PLAINS (City) NY (State) 10603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MATTHEW H. SAMPSON JR. 914·761·6110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANTORO, AMEDEO & COMPANY
(Name – *if individual, state last, first, middle name*)

83 CALVERT STREET (Address) HARRISON (City) NY (State) 10528 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 14 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN HAMILTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMILTON CAVANAUGH & ASSOCIATES, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CELESTE ANNE GOETHE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01GO6082448
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES 10-28-2006

[signature]
Signature

PRESIDENT
Title

[signature: Celeste Anne Goethe]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Santoro, Amedeo & Company
Certified Public Accountants

February 20, 2006

Board of Directors
Hamilton Cavanaugh & Associates, Inc.

In planning and performing our audit of the financial statements of Hamilton Cavanaugh & Associates, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

83 Calvert Street ~ Harrison ~ New York ~ Tel: 914-835-2700 ~ Fax: 914-835-2227

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December, 31 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc., and the other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Santoro, Amedeo + Co.

Santoro, Amedeo & Co.
Harrison, New York 10582

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net Capital:		
Stockholder's equity qualified for net capital		$ 1,247,000
Non-allowable assets:		
Non-allowable investments		119,700
Property and equipment, net		281,879
Prepaid expenses		53,385
Security deposits		4,660
Total non-allowable assets:		459,624
Net capital before haircuts on security positions		787,376
Haircuts on securities		58,218
Net Capital		729,158
Minimum net capital required:		
A.I. Liabilities from statement of financial condition	$ 639,308	
Required minimum net capital required percentage	6.67%	
Required minimum net capital required		42,642
Net capital in excess of requirement		$ 686,516

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part 11A Filing

HAMILTON CAVANAUGH & ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
CONTENTS
DECEMBER 31, 2005 AND 2004

Santoro, Amedeo & Company
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Stockholder and Directors
Hamilton Cavanaugh & Associates, Inc.
White Plains, New York

We have audited the accompanying statement of financial condition of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2005 and 2004, and related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Untied States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but page 9 is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santoro, Amedeo & Company

February 20, 2006

83 Calvert Street ~ Harrison ~ New York ~ Tel: 914-835-2700 ~ Fax: 914-835-2227

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Current assets:		
Cash	$ 1,409,533	$ 502,245
Investments	119,700	44,700
Accounts receivable	17,151	29,677
Prepaid expenses and employee loans	53,385	49,512
Total current assets	1,599,769	626,134
Property and equipment:		
Equipment	518,080	293,083
Less accumulated depreciation	236,201	149,566
	281,879	143,517
Other assets:		
Deposits	4,660	4,485
Total assets	$ 1,886,308	$ 774,136
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Current portion of long term debt	$ 19,734	$ -
Accounts payable and accrued expenses	598,196	361,230
Total current liabilities	617,930	361,230
Other liabilities:		
Long term debt, net of current portion	21,378	-
Total liabilities	639,308	361,230
Stockholder's equity:		
Common stock, no par value; 200 shares authorized, issued and outstanding	16,000	16,000
Retained earnings	1,231,000	396,906
Total stockholder's equity	1,247,000	412,906
Total liabilities and stockholder's equity	$ 1,886,308	$ 774,136

See notes to financial statements.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Revenue:		
Gross commissions	$ 5,680,443	$ 4,390,764
Less commissions paid	(411,710)	(245,965)
Net commissions	$ 5,268,733	$ 4,144,799
Operating expenses:	4,068,469	3,583,762
Income before other income	1,200,264	561,037
Other income:		
Unrealized gains	75,000	3,900
Investment income	23,401	3,719
	98,401	7,619
Income before income taxes	1,298,665	568,656
Income taxes	425	425
Net income	$ 1,298,240	$ 568,231

See notes to financial statements.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005		
	Capital stock	Retained earnings	Total
Balance, beginning of year	$ 16,000	$ 396,906	$ 412,906
Net income	-	1,298,240	1,298,240
Dividends paid	-	(464,146)	(464,146)
Balance, end of year	$ 16,000	$ 1,231,000	$ 1,247,000

	2004		
	Capital stock	Retained earnings	Total
Balance, beginning of year	$ 16,000	$ 239,001	$ 255,001
Net income	-	568,231	568,231
Dividends paid	-	(410,326)	(410,326)
Balance, end of year	$ 16,000	$ 396,906	$ 412,906

See notes to financial statements.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 1,298,240	$ 568,231
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized (gains) losses	(75,000)	(3,900)
Depreciation	86,635	43,761
(Increase) decrease in operating assets:		
Accounts receivable	12,526	(21,715)
Prepaid expenses	(3,873)	12,754
Deposits	(175)	(100)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	236,966	60,215
Net cash provided by operating activities	1,555,319	659,246
Cash flows (used in) investing activities:		
Purchase of property and equipment	(224,996)	(99,398)
Dividends paid	(464,146)	(410,326)
Net cash (used in) investing activities	(689,142)	(509,724)
Cash flows from financing activities:		
Proceeds from installment note	59,200	-
Repayment of installment note	(18,089)	-
Net cash provided by financing activities	41,111	-
Net increase in cash	907,288	149,522
Cash, beginning of year	502,245	352,723
Cash, end of year	$ 1,409,533	$ 502,245
Supplemental disclosures:		
Interest paid	$ -	$ -
Income taxes	$ 425	$ 425

See notes to financial statements.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

1. **Organization of company:**

Hamilton Cavanaugh & Associates, Inc. a New York State corporation acts as a direct participation program general securities broker. The Company is engaged in the sale of variable annuities and mutual funds.

2. **Summary of significant accounting policies:**

Basis of accounting:

The Company prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenue is recognized when earned and expenditures are recognized when incurred.

Cash and equivalents:

For purposes of reporting cash flows, the Company considers cash and equivalents to include money market accounts, and treasury bills with maturities of three months or less.

Property, equipment and depreciation:

Property and equipment are recorded at cost. The Company provides for depreciation using straight-line and accelerated methods over the estimated useful lives of the related assets.

Income taxes:

The Corporation's stockholder elected S corporation status on November 1, 2001 for Federal and New York State income tax purposes. The Corporation's income or loss is treated, for income tax purposes, substantially as if the corporation was a partnership and is reportable on the stockholder's individual income tax returns. For Federal income tax purposes, a provision for income taxes is not required. The Corporation is subject to a built-in gains tax on disposal of property and equipment and other assets that were purchased prior to November 1, 2001.

Investments:

Under FAS No. 124 investments are stated at market value except mortgages and real estate which are stated at cost. Net appreciation (depreciation) in the fair value of investments, which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, is shown in the statement of activities, and are included in other income.

Fair value of financial instruments:

Management believes the Company's carrying value of its financial instruments is a reasonable estimate of their fair value.

2. Summary of significant accounting policies (continued)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Exchange Commission Rule 15c3-3 exemption:

The Corporation was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2005 and 2004. All transactions are cleared through another broker-dealer on a fully disclosed basis.

3. Investments:

	2005		
	Cost	Fair Market Value	Unrealized Gains
1,500 Warrants, National Association of Securities Dealers, Inc.	$ 14,100	$ 14,100	$ -
3,000 Shares, National Association of Securities Dealers, Inc.	45,000	105,600	60,600
	$ 59,100	$ 119,700	$ 60,600

	2004		
	Cost	Fair Market Value	Unrealized (Losses)
1,500 Warrants, National Association of Securities Dealers, Inc.	$ 14,100	$ 14,100	$ -
3,000 Shares, National Association of Securities Dealers, Inc.	45,000	30,600	(14,400)
	$ 59,100	$ 44,700	$ (14,400)

4. Related party transactions:

The officer and stockholder of Hamilton Cavanaugh & Associates, Inc. is also the stockholder and member of affiliated companies.

The Company rents office space under an annual lease agreement, in a building owned by Hamilton Cavanaugh, LLC, a related company. Rent expense to the related company for the year ended December 31, 2005 and 2004 was $180,000.

5. Cash:

At various times during the year, the Company had balances in its operating accounts which were in excess of FDIC insurance limits. At December 31, 2005, the bank balances were in excess of FDIC insurance limits by approximately $713,000.

Money Market Funds:

The Company has Money Market Funds which are insured by SPIC up to $500,000 and additionally insured by Bank of America Corp. At December 31, 2005 the Company had a Money Market Fund balance of $646,872.

6. Installment note:

GMAC Financial Corp.- Payable in monthly installments of $1,644 which is principal only with no interest due. It is a 36 month loan, with the final payment due January 2008.

Maturities of long-term debt are as follows:

Year Ending December 31	
2006	$ 19,734
2007	19,734
2008	1,644
	$ 41,112

7. Rent:

The Company also rents additional space under a non-cancelable lease, from a non-related party. In addition to the non-cancelable lease, the Company rents other facilities as needed on a short term basis. These leases are always under a year in length. Rent expense for the years ended December 2005 and 2004 was $43,225 and $41,500, respectively.

The future minimum lease payments, ending December 31, 2006, are $18,375

8. Equipment lease:

The Company leases equipment and vehicles. Under the terms of the leases, the future minimum annual rental payments required at December 31, 2005 are as follows:

Year Ending December 31	Amount
2006	$ 36,919
2007	27,904
2008	12,260
2009	5,668
2010	4,251
	$ 87,002

Rental expense for the leases for the year ended December 31, 2005 and 2004 was $46,628 and $46,102, respectively.

9. Net Capital requirement:

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000. Customer funds and/or securities are not handled by Hamilton Cavanaugh & Associates, Inc. As of December 31, 2005, Hamilton Cavanaugh & Associates, Inc. had $686,516 net capital.

10. Retirement plan:

The Company has a 401(k) plan covering substantially all eligible employees. Employees may elect to defer a portion of their salaries up to certain limits. A discretionary amount may also be contributed by the Company as determined by management at the end of each year. The Company's discretionary contributions for the year ended December 31, 2005 and 2004 were $95,013 and $84,442, respectively.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net Capital:		
Stockholder's equity qualified for net capital		$ 1,247,000
Non-allowable assets:		
Non-allowable investments		119,700
Property and equipment, net		281,879
Prepaid expenses		53,385
Security deposits		4,660
Total non-allowable assets:		459,624
Net capital before haircuts on security positions		787,376
Haircuts on securities		58,218
Net Capital		729,158
Minimum net capital required:		
A.I. Liabilities from statement of financial condition	$ 639,308	
Required minimum net capital required percentage	6.67%	
Required minimum net capital required		42,642
Net capital in excess of requirement		$ 686,516

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part 11A Filing

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Officer's compensation	$ 589,760	$ 800,000
Employee compensation	1,243,033	934,888
Payroll taxes	109,234	97,656
Retirement plan	95,013	84,442
Outside consultants	160,100	141,925
Rent	223,225	221,500
Insurance	97,908	101,997
Health insurance and medical	97,369	89,438
Advertising	20,035	21,950
Business gifts	5,439	6,350
Professional fees	109,662	130,597
Computer consulting and maintenance	188,836	112,426
Automobile expense	63,915	34,605
Travel and lodging expense	191,368	146,628
Client promotion	240,021	215,556
Equipment rental and storage	50,282	46,095
Office expense	56,854	64,272
Office maintenance and repairs	20,713	12,245
Postage and shipping	24,439	19,459
Telephone	68,438	70,633
Marketing	72,868	30,250
Rubbish removal	2,990	2,857
Dues and subscriptions	33,216	30,375
Registration and membership fees	13,936	10,289
Temporary help	66,405	15,877
Continuing education and training	4,790	234
Seminars	19,262	5,260
Depreciation	86,635	43,761
Donations	94,292	86,929
Miscellaneous	18,431	5,268
	$ 4,068,469	$ 3,583,762

See notes to financial statements.